UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of June, 1999


                               DESC, S.A. DE C.V.
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [X]   Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]    No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.






#772895 v1

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  Desc, S.A. de C.V.
                                  (Registrant)

Date: July 8, 1999                By: /s/ Ernesto Vega Velasco
                                      ---------------------------------------
                                      (Signature)*
                                      Name: Ernesto Vega Velasco
                                      Title: Chief Financial Officer








---------------------
* Print the name and title under the signature of the signing officer.

                                  EXHIBIT INDEX


                                                                     Sequential
                           Item                                      Page Number
                           ----                                      -----------

1.       Press release in respect of restatement of Girsa's
         results for the four quarters of 1998 and
         the first quarter of 1999 to reflect
         reclassification of Girsa's reporting segments................. 4













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